

goldcorp inc.

NEWS RELEASE

Toronto, December 17, 2004 – GOLDCORP INC. (GG:NYSE; G:TSX) Goldcorp has become aware through a press release dated December 16, 2004 issued by Glamis Gold Ltd. that they may make an offer to purchase all of the issued and outstanding shares of Goldcorp. The Board of Directors will review and evaluate the proposal if a take-over bid circular is sent to Goldcorp shareholders.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury, **positive Cash Flow and Earnings** and **pays a Dividend twelve times a year! GOLDCORP** is **UNHEDGED** and currently **withholds one-third of annual gold production in anticipation of higher gold prices.** Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:

Ian J. Ball
Investor Relations
Telephone: (416) 865-0326
Toll Free: (800) 813-1412
Fax: (416) 361-5741
e-mail: info@goldcorp.com

Corporate Office:

145 King Street West
Suite 2700
Toronto, Ontario
M5H 1J8
website: www.goldcorp.com